June 13, 2006
Cecilia D. Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
Washington, DC
20549-5546
Re: Genoil Inc. Form 20-F for the fiscal year ended December 31, 2004. Your File # 0-50766.
Dear Ms. Blye,
We refer to your letter dated September 26, 2005 which was faxed to and received by Mr. Kirk Morgan of our office on June 7, 2006, regarding your inquiries in relation to Genoil Inc.’s Form 20-F for the year ended December 31, 2004 (the “20-F”). In particular you have asked for further information regarding Genoil’s operations or activities in Cuba as referenced at pages 9 and13 of the 20-F.
Please be advised that Genoil does not carry on operations or have any business activities ongoing in Cuba. Genoil markets its hydroconversion upgrading technology through a number of agents who are retained to both promote Genoil’s technologies and broker transactions between Genoil and the owners of oil refineries regarding the implementation of Genoil’s technology in such refineries. These agents work at arm’s length from Genoil and present potential business opportunities to Genoil for consideration. Genoil is under no obligation to enter into any of the transactions presented.
One such agent we have retained represents us in parts of the Carribean and South America and while the efforts of this agent focus primarily on opportunities in Venezuela and Brazil the agent’s territory also includes Cuba. Apart from this relationship Genoil does not have any relationships or operations in Cuba.
Regards,
Genoil Inc.
/s/ David K. Lifschultz
David K. Lifschultz
Chairman and Chief Executive Officer